Exhibit 4.2

August 30, 2002

To: Holders of Series 2-A Convertible Preferred Stock

RE: Reduction of Conversion Price

In accordance with the terms of the Certificate of Designation dated November 8, 2000 (the "Certificate") relating to the Series 2-A Convertible Preferred Stock (the "Series 2-A Preferred Stock") of Vsource, Inc. (the "Company"), the Company hereby certifies that as of the date hereof, the Conversion Price of its outstanding Series 2-A Preferred Stock has been adjusted to $1.63. As a result, a holder of Series 2-A Preferred Stock will receive 3.94 shares of the Company's common stock (the "Common Stock") for each share of Series 2-A Preferred Stock that is converted.

The foregoing adjustment has been made because, as of August 15, 2002 (the "Effective Date"), (i) $2,989,196 of principal amount of its Series B-1 exchangeable promissory notes issued pursuant to an Exchangeable Note and Warrant Purchase Agreement dated January 28, 2002 between the Company and the Purchasers set forth therein (the "Series B-1 Agreement"), became convertible into $2,989,196 principal amount of the Company's Series A Convertible Notes, which notes, in turn and assuming conversion as of the Effective Date, are now convertible into 29,891,960 shares of Common Stock and (ii) warrants to purchase 25,000 shares of Common Stock were issued pursuant to the Series B-1 Agreement, for a total of 30,141,960 Additional Shares of Common Stock.

In accordance with Section 7d(6) of the Certificate, the Conversion Price was adjusted to $1.63, being the existing Conversion Price of $2.00 multiplied by a fraction,

  the numerator of which was 125,030,688 being comprised of (A) 34,811,704 shares of Common Stock outstanding at the close of business on the day next preceding the Effective Date, plus (B) 1,508,050 shares of Common Stock which the aggregate consideration received (or deemed to have been received) by the Company for the total number of Additional Shares of Common Stock so issued would purchase at the then Conversion Price, plus (C) 88,710,934 shares of Common Stock underlying Other Securities and the denominator of which was 153,664,598, being comprised of (X) 64,953,664 shares of Common Stock outstanding at the close of business on the Effective Date, after giving effect to the issue of Additional Shares of Common Stock, plus (Y) 88,710,934 of Common Stock underlying the Other Securities at the close of business on the Effective Date.

  All terms not otherwise defined herein shall have the meaning set forth in the Certificate.

  Sincerely,

  /S/ Dennis M. Smith

  DENNIS M. SMITH, Vice-Chairman, Chief Financial Officer and Chief Strategy Officer